UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Page
Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine month period ended September 30, 2017	F-1

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-212729) filed with the Securities and Exchange Commission and into the related prospectus supplement filed with the Securities and Exchange Commission on the date hereof.

Unaudited Condensed

Interim Consolidated

Financial Statements

corresponding to the nine

month period ended

September 30, 2017

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Interim Consolidated balance sheets	F-3

Unaudited Condensed Interim Consolidated income statements	F-4

Unaudited Interim Consolidated statements of recognized income and expenses	F-5

Unaudited Interim Consolidated statements of changes in equity	F-6

Unaudited Condensed Interim Consolidated statements of cash flows	F-8

NOTES TO THE ACCOMPANYING UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Interim Consolidated balance sheets as of September 30, 2017 and December 31, 2016

		Millions of Euros
ASSETS	Notes	September 2017	December 2016
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8.1	36,023	40,039
FINANCIAL ASSETS HELD FOR TRADING	8.2	65,670	74,950
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	8.3	2,848	2,062
AVAILABLE-FOR-SALE FINANCIAL ASSETS	8.4	74,599	79,221
LOANS AND RECEIVABLES	8.5	449,564	465,977
HELD-TO-MATURITY INVESTMENTS	8.6	14,010	17,696
HEDGING DERIVATIVES		2,286	2,833
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(6)	17
JOINT VENTURES, ASSOCIATES AND UNCONSOLIDATED SUBSIDIARIES	8.7	1,584	765
INSURANCE AND REINSURANCE ASSETS		412	447
TANGIBLE ASSETS	8.8	7,963	8,941
INTANGIBLE ASSETS	8.9	8,743	9,786
TAX ASSETS	8.10	17,292	18,245
OTHER ASSETS	8.11	7,022	7,274
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	8.12	2,789	3,603
TOTAL ASSETS	5	690,797	731,856

		Millions of Euros
LIABILITIES AND EQUITY	Notes	September 2017	December 2016
FINANCIAL LIABILITIES HELD FOR TRADING	8.2	45,352	54,675
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	8.3	2,372	2,338
FINANCIAL LIABILITIES AT AMORTIZED COST	8.13	559,289	589,210
HEDGING DERIVATIVES		2,892	2,347
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		5	-
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	8.14	9,665	9,139
PROVISIONS	8.15	7,816	9,071
TAX LIABILITIES	8.10	3,628	4,668
OTHER LIABILITIES	8.11	5,378	4,979
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		-	-
TOTAL LIABILITIES		636,397	676,428
SHAREHOLDERS’ FUNDS		55,287	52,821
Capital	8.17	3,267	3,218
Share premium		23,992	23,992
Equity instruments issued other than capital		-	-
Other equity		50	54
Retained earnings	8.18	25,585	23,688
Revaluation reserves	8.18	14	20
Other reserves	8.18	(43)	(67)
Less: Treasury shares		(60)	(48)
Profit or loss attributable to owners of the parent	5	3,449	3,475
Less: Interim dividends		(967)	(1,510)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	8.19	(7,956)	(5,458)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	8.20	7,069	8,064
TOTAL EQUITY		54,400	55,428
TOTAL EQUITY AND TOTAL LIABILITIES		690,797	731,856

		Millions of Euros
MEMORANDUM	Notes	September 2017	December 2016
Guarantees given	8.21	45,489	50,540
Contingent commitments	8.21	99,557	117,573

The accompanying Notes 1 to 10 are an integral part of the unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017.

Unaudited Condensed Interim Consolidated income statements for the nine months ended September 30, 2017 and 2016

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS	Notes	September 2017	September 2016
Interest income	9.1.1	21,461	20,636
Interest expense	9.1.2	(8,259)	(7,961)
NET INTEREST INCOME	5	13,202	12,674
Dividend income	9.2	247	336
Share of profit or loss of entities accounted for using the equity method	9.3	(1)	18
Fee and commission income	9.4	5,364	5,046
Fee and commission expense	9.4	(1,658)	(1,489)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	9.5	748	992
Gains (losses) on financial assets and liabilities held for trading, net	9.5	389	180
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	9.5	(70)	50
Gains (losses) from hedge accounting, net	9.5	(188)	(56)
Exchange differences, net	9.5	536	587
Other operating income	9.6	1,194	972
Other operating expense	9.6	(1,682)	(1,644)
Income from insurance and reinsurance contracts	9.7	2,564	2,741
Expense from insurance and reinsurance contracts	9.7	(1,737)	(1,977)
GROSS INCOME	5	18,908	18,431
Administration costs	9.8	(8,329)	(8,488)
Depreciation and amortization	9.9	(1,057)	(1,061)
Provisions or reversal of provisions	9.10	(564)	(463)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	9.11	(2,917)	(3,114)
NET OPERATING INCOME		6,040	5,305
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates		-	-
Impairment or reversal of impairment on non-financial assets	9.12	(114)	(172)
Gains (losses) on derecognition of non financial assets and subsidiaries, net	9.13	32	54
Negative goodwill recognised in profit or loss		-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	9.14	58	(80)
OPERATING PROFIT BEFORE TAX	5	6,015	5,107
Tax expense or income related to profit or loss from continuing operations		(1,670)	(1,385)
PROFIT FROM CONTINUING OPERATIONS		4,345	3,722
Profit from discontinued operations (net)		-	-
PROFIT		4,345	3,722
Attributable to minority interest [non-controlling interests]	8.20	896	925
Attributable to owners of the parent	5	3,449	2,797

		Euros
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS	Notes	September 2017	September 2016
EARNINGS PER SHARE		0.49	0.40
Basic earnings per share from continued operations		0.49	0.40
Diluted earnings per share from continued operations		0.49	0.40
Basic earnings per share from discontinued operations		-	-
Diluted earnings per share from discontinued operations		-	-

The accompanying Notes 1 to 10 are an integral part of the unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017.

Unaudited Interim Consolidated statements of recognized income and expenses for the nine months ended September 30, 2017 and 2016

	Millions of Euros
INTERIM CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES	September 2017	September 2016
PROFIT RECOGNIZED IN INCOME STATEMENT	4,345	3,722
OTHER RECOGNIZED INCOME (EXPENSES)	(3,208)	(1,659)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	59	(70)

Actuarial gains and losses from defined benefit pension plans	85	(108)
Non-current assets available for sale	-	-
Entities under the equity method of accounting	-	-
Income tax related to items not subject to reclassification to income statement	(26)	38
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(3,267)	(1,589)

Hedge of net investments in foreign operations [effective portion]	(229)	117

Valuation gains or (losses) taken to equity	(197)	117
Transferred to profit or loss	-	-
Other reclassifications	(32)	-
Foreign currency translation	(3,067)	(2,043)

Valuation gains or (losses) taken to equity	(3,067)	(2,043)
Transferred to profit or loss	-	-
Other reclassifications	-	-
Cash flow hedges [effective portion]	(69)	213

Valuation gains or (losses) taken to equity	(108)	189
Transferred to profit or loss	39	24
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Available-for-sale financial assets	109	387

Valuation gains or (losses) taken to equity	798	1,157
Transferred to profit or loss	(689)	(770)
Other reclassifications	-	-
Non-current assets held for sale	-	-

Valuation gains or (losses) taken to equity	-	-
Transferred to profit or loss	-	-
Other reclassifications	-	-
Entities accounted for using the equity method	(8)	(82)

Income tax	(3)	(181)
TOTAL RECOGNIZED INCOME/EXPENSES	1,137	2,063
Attributable to minority interest [non-controlling interests]	186	598
Attributable to the parent company	951	1,465

The accompanying Notes 1 to 10 are an integral part of the unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017.

Unaudited Interim Consolidated statements of changes in equity for the nine months ended September 30, 2017

	Millions of Euros
												Non-controlling interest
September 2017	Capital (Note 8.17)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 8.18)	Revaluation reserves (Note 8.18)	Other reserves (Note 8.18)	(-) Treasury shares	Profit or loss attributable to owners of the parent (Note 5)	Interim dividends (Note 4)	Accumulated other comprehensive income (Note 8.19)	Valuation adjustments (Note 8.20)	Rest (Note 8.20)	Total
Balances as of January 1, 2017	3,218	23,992	0	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428
Total income/expense recognized	-	-	-	-	-	-	-	-	3,449	-	(2,498)	(710)	896	1,136
Other changes in equity	50	-	(0)	(4)	1,896	(7)	24	(11)	(3,475)	544	-	-	(1,181)	(2,164)
Issuances of common shares	50	-	-	-	(50)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	9	-	(9)	-	-	(823)	-	-	(288)	(1,111)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,327)	-	-	-	-	-	(1,327)
Sale or cancellation of treasury shares	-	-	-	-	(8)	-	-	1,316	-	-	-	-	-	1,307
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,930	(7)	41	-	(3,475)	1,510	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	18	14	-	(7)	-	-	(144)	-	-	(892)	(1,011)
Balances as of September 30, 2017	3,267	23,992	-	50	25,585	14	(43)	(60)	3,449	(967)	(7,956)	(2,956)	10,025	54,400

The accompanying Notes 1 to 10 are an integral part of the unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017.

Unaudited Interim Consolidated statements of changes in equity for the nine months ended September 30, 2016

	Millions of Euros
													Non-controlling interest
September 2016	Capital (Note 8.17)	Share Premium	Equity instruments issued other than capital	Other Equity		Retained earnings (Note 8.18)	Revaluation reserves (Note 8.18)	Other reserves (Note 8.18)	(-) Treasury shares	Profit or loss attributable to owners of the parent (Note 5)	Interim dividends (Note 4)	Accumulated other comprehensive income (Note 8.19)	Valuation adjustments (Note 8.20)	Rest (Note 8.20)	Total
Balances as of January 1, 2016	3,120	23,992		-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,346)	9,495	55,439
Total income/expense recognized	-	-		-	-	-	-	-	-	2,797	-	(1,332)	(326)	925	2,063
Other changes in equity	56	-		-	(1)	1,222	(2)	(51)	245	(2,642)	(15)	-	-	(423)	(1,612)
Issuances of common shares	56	-		-	-	(56)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-		-	-	32	-	(32)	-	-	(1,220)	-	-	(234)	(1,455)
Purchase of treasury shares	-	-		-	-	-	-	-	(1,393)	-	-	-	-	-	(1,393)
Sale or cancellation of treasury shares	-	-		-	-	(36)	-	-	1,638	-	-	-	-	-	1,602
Reclassification of financial liabilities to other equity instruments	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-		-	-	1,309	(2)	(18)	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-		-	(25)	4	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-		-	25	(31)	-	(2)	-	-	(147)	-	-	(189)	(344)
Balances as of September 30, 2016	3,175	23,992		-	34	23,809	21	(150)	(64)	2,797	(1,367)	(4,681)	(1,672)	9,996	55,891

The accompanying Notes 1 to 10 are an integral part of the unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017.

Unaudited Condensed Interim Consolidated statements of cash flows for the nine months ended September 30, 2017 and 2016

		Millions of Euros
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS	Notes	September 2017	September 2016
CASH FLOW FROM OPERATING ACTIVITIES (1)		(2,529)	4,557
Profit for the period		4,345	3,722
Adjustments to obtain the cash flow from operating activities:		5,925	4,269
Depreciation and amortization	9.9	1,057	1,061
Other adjustments		4,868	3,208
Net increase/decrease in operating assets/liabilities		(10,890)	(2,049)
Financial assets/liabilities held for trading		128	1,317
Other financial assets/liabilities designated at fair value through profit or loss		(97)	1
Available-for-sale financial assets		3,081	8,486
Loans and receivables / Financial liabilities at amortized cost		(14,183)	(13,887)
Other operating assets/liabilities		181	2,034
Collection/Payments for income tax		(1,909)	(1,385)
CASH FLOWS FROM INVESTING ACTIVITIES (2)		1,083	(2,079)
Tangible assets		(629)	(669)
Intangible assets		(322)	(389)
Investments		(51)	317
Subsidiaries and other business units		(1,082)	(77)
Non-current assets/liabilities held for sale		427	486
Held-to-maturity investments		2,731	(1,747)
Other settlements/collections related to investing activities		9	-
CASH FLOWS FROM FINANCING ACTIVITIES (3)		(690)	(468)
Dividends		(988)	(1,431)
Subordinated liabilities		614	1,000
Common stock amortization/increase		-	-
Treasury stock acquisition/disposal		(23)	193
Other items relating to financing activities		(293)	(230)
EFFECT OF EXCHANGE RATE CHANGES (4)		(1,882)	(2,336)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(4,017)	(326)
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		40,039	29,282
CASH OR CASH EQUIVALENTS AT END OF THE PERIOD		36,023	28,958

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD	Notes	September 2017	September 2016
Cash	8.1	5,430	5,904
Balance of cash equivalent in central banks	8.1	27,652	19,640
Other financial assets	8.1	2,941	3,414
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	8.1	36,023	28,958

The accompanying Notes 1 to 10 are an integral part of the unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017.

Notes to the unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017

1.	Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information.

1.1 Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) and on its web site (www.bbva.com).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2016 were approved by the shareholders at the Annual General Meeting (“AGM”) on March 17, 2017.

1.2 Basis for the presentation of the unaudited condensed interim consolidated financial statements

The BBVA Group’s unaudited condensed interim consolidated financial statements (hereinafter, the “consolidated financial statements”) are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (IASB) and have been presented to the Board of Directors at its meeting held on October 26, 2017. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last Annual Consolidated Financial Statements and Interim Consolidated Financial Statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those financial statements.

Therefore, the accompanying consolidated financial statements do not include all information required by a complete set of consolidated financial statements prepared in compliance with IFRS-IASB or in accordance with International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”), applicable as of September 30, 2017, consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2016 and interim consolidated financial statements of the Group for the six months ended June 30, 2017.

The aforementioned consolidated financial statements and interim consolidated financial were presented in compliance with IFRS-IASB and in accordance with the EU-IFRS, applicable as of December 31 2016 and June 30, 2017 respectively, pursuant to Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and any other legislation governing financial reporting applicable to the Group in Spain.

The accompanying consolidated financial statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2016 and in the interim consolidated financial statements for the six months ended June 30, 2017, taking into account the standards and interpretations issued during the nine first months of 2017, so that they present fairly the Group’s consolidated equity and financial position as of September 30, 2017, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the nine months ended September 30, 2017.

The consolidated financial statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group.

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a balance in these consolidated financial statements are due to the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

When determining the information to disclose about various items of the financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3 Comparative information

In the first nine months of 2017, there were no significant changes to the existing structure of the BBVA Group’s operating segments in comparison to 2016 (see Note 5).

1.4 Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5 Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates are required to be made when preparing these consolidated financial statements in order to determine the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates (see Notes 6, 7, 8 and 9) relate mainly to the following:

●	Impairment of certain financial assets.

●	The assumptions used to quantify certain provisions and for the actuarial calculation of post-employment benefit liabilities and commitments.

●	The useful life and impairment losses of tangible and intangible assets.

●	The valuation of goodwill and purchase price allocation of business combinations.

●	The fair value of certain unlisted financial assets and liabilities.

●	The recoverability of deferred tax assets.

●	The exchange rate and the inflation rate of Venezuela.

Although these estimates were made on the basis of the best information available as of September 30, 2017 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with the applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

During the nine months ended September 30, 2017 there were no significant changes to the assumptions made as of December 31, 2016, except as indicated in these consolidated financial statements.

1.6 Related-party transactions

The information related to these transactions is presented in Note 53 of the Consolidated Financial Statements of the Group for the year ended December 31, 2016 and for the six months ended June 30, 2017.

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. None of these transactions are considered significant and are carried out under normal market conditions.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The accounting policies and methods applied for the preparation of the accompanying consolidated financial statements do not differ significantly to those applied in the Consolidated Financial Statements of the Group for the year ended December 31, 2016 and in the Interim Consolidated Financial Statements ended June 30, 2017 (Note 2).

Recent IFRS pronouncements

Standards and interpretations that became effective in the first nine months of 2017

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective after January 1, 2017. They have not had a significant impact on the BBVA Group’s consolidated financial statements corresponding to the period ended September 30, 2017.

IAS 12 – “Income Taxes. Recognition of Deferred Tax Assets for Unrealized Losses”

The amendments made to IAS 12 clarify the requirements on recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The following aspects are clarified:

●

An unrealized loss on a debt instrument measured at fair value gives rise to a deductible temporary difference regardless of whether the holder expects to recover its carrying amount by holding the debt instrument until maturity or by selling the debt instrument.

●

An entity assesses the utilization of deductible temporary differences in combination with other deductible temporary differences. In circumstances in which tax laws restrict the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the appropriate type.

●

An entity’s estimate of future taxable profit can include the recovery of its assets for amounts more than their carrying amounts if there is sufficient evidence to conclude that it is probable that the entity will achieve this.

●	An entity’s estimate of future taxable profit excludes tax deductions resulting from the reversal of deductible temporary difference.

IAS 7 – “Statement of Cash Flows. Disclosure Initiative”

The amendments to IAS 7 introduce the following new disclosure requirements related to changes in liabilities arising from financing activities to enable users of financial statements to evaluate changes in those liabilities: changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes.

Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows arising from financing activities. Additionally, the disclosure requirements also apply to changes in financial assets if cash flows from those financial assets were, or future cash flows will be, included in cash flows from financing activities.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 12

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 12 – Disclosure of Interests in Other Entities.

Standards and interpretations issued but not yet effective as of September 30, 2017

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of September 30, 2017. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option.

On January 1, 2018, among other standards: IFRS 9 – “Financial instruments” will become effective replacing IAS 39, which includes requirements for the classification and valuation of financial assets and liabilities, impairment of financial assets and hedge accounting.

During 2016 and 2017, the Group has been analyzing this new Standard and its implications both on the consolidated financial statements and on the Group´s daily operations (initial and subsequent risk monitoring, changes in systems, management metrics, etc.), and also on the models used for the presentation of consolidated financial statements.

The Group is carrying out a transition project to IFRS 9 working on the necessary modifications of the processes, governance and controls for the application of this standard, both in the classification of portfolios and the valuation models for financial instruments and, especially, the impairment calculation models on the financial assets through expected loss models.

Below are shown other standards and interpretations issued but not yet effective as of September 30, 2017:

Amended IFRS 7 – “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities will have to provide as soon as they apply IFRS 9 for the first time.

Amended IFRS 4 – “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”

These modifications will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

IFRS 15 – “Revenue from contracts with customers” and “clarifications to IFRS 15”

This Standard will be applied to the accounting years starting on or after January 1, 2018, although early adoption is permitted.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

IFRS 16 – “Leases”

The standard will be applied to the accounting years starting on or after January 1, 2019, although early application is permitted if IFRS 15 is also applied.

Amended IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

These amendments will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 1 and IAS 28

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 1- Frist-time Adoption of International Financial Reporting Standards and IAS 28 – Investments in Associates and Joint Ventures, which will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted to amendments to IAS 28.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

The interpretation will be applied to the accounting periods beginning on or after January 1, 2018, although early application is permitted.

Amended IAS 40 – Investment Property

The amendments will be applied to the accounting periods beginning on or after January 1, 2018, although early adoption is allowed.

IFRS 17 – Insurance Contracts

This Standard will be applied to the accounting years starting on or after January 1, 2021, although early adoption is permitted.

IFRIC 23 – Uncertainty over Income Tax Treatments

The interpretation will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Amended IFRS 9 – Prepayment Features with Negative Compensation

The amendments to IFRS 9 allow companies to measure particular prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss. The condition is that the financial asset would otherwise meet the criteria of having contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of that prepayment feature.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Amended IAS 28 – Long-term Interests in Associates and Joint Ventures

The amendments to IAS 28 clarify that an entity is required to apply IFRS 9 to long term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

The following information is detailed in the Consolidated Financial Statements of the Group for the year ended December 31, 2016 and the Interim Consolidated Financial Statements as of June 30, 2017:

●	Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

●	Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.

●	Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

●	Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and Turkey, with an active presence in other areas of Europe and Asia (see Note 5). There have been no significant variations in the Group during the first nine months of 2017.

Significant transactions in the first nine months of 2017

On February 21, 2017, BBVA Group entered into an agreement for the acquisition from Dogus Holding A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S of 41,790,000,000 shares of Turkiye Garanti Bankasi, A.S. (“Garanti Bank”), amounting to 9.95% of the total issued share capital of Garanti Bank. On March 22, 2017, the sale and purchase agreement was completed, and therefore BBVA´s total stake in Garanti Bank now amounts to 49.85%.

4.	Shareholder remuneration system

The Board of Directors, at its meeting held on December 21, 2016, approved the payment in cash of €0.08 (€0.0648 net of withholding tax) per BBVA share, as gross interim dividend based on 2016 results. The dividend was paid on January 12, 2017.

On March 29, 2017, the Board of Directors approved the execution of the share capital increase charged to voluntary reserves, as agreed by the AGM held on March 17, 2017 to implement the Dividend Option. As a result of this increase, in April 2017 the Bank’s share capital increased by €49,622,955.62 (101,271,338 shares at a €0.49 par value each). 83.28 % of share owners have opted to receive newly-issued BBVA ordinary shares. The other 16.72 % of share owners opted to sell the rights of free allocation assigned to them to BBVA, and as a result, BBVA acquired 1,097,962,903 rights for a total amount of €143,833,140.29. The price at which BBVA has acquired such rights of free allocation (in execution of said commitment) was €0.131 per right.

The Board of Directors, at its meeting held on September 27, 2017, approved the payment in cash of €0.09 (€0.0729 net of withholding tax) per BBVA share, as gross interim dividend based on 2017 results. The dividend was paid on October 10, 2017.

5.	Operating segment reporting

The information about operating segments is presented in accordance with IFRS 8. Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

During the nine month period ended September 30, 2017, there have not been significant changes in the reporting structure of the operating segments of the BBVA Group compared to the structure existing at the end of 2016. The structure of the operating segment is as follows:

●	Banking activity in Spain

Includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

●	Non Core Real Estate

Covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.

●	The United States

Includes the Group´s business activity in the country through the BBVA Compass group and the BBVA New York branch.

●	Mexico

Includes all the banking and insurance businesses in the country.

●	Turkey

Includes the activity of the Garanti Group.

●	South America

Includes mainly BBVA´s banking and insurance businesses in the region.

●	Rest of Eurasia

Includes business activity in the rest of Europe and Asia, i.e. the Group´s retail and wholesale businesses in the area.

Lastly, the Corporate Center is comprised of the rest of the assets and liabilities that have not been allocated to the operating segments. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their related results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due related to commitments with employees; goodwill and other intangibles.

The breakdown of the BBVA Group’s total assets by operating segments as of September 30, 2017 and December 31. 2016, is as follows:

	Millions of euros
Total Assets by Operating Segments	September 2017	December 2016
Banking activity in Spain	312,948	335,847
Non Core Real Estate	11,583	13,713
United States	80,915	88,902
Turkey	97,242	93,318
Mexico	81,010	84,866
South America	73,483	77,918
Rest of Eurasia	18,241	19,106
Subtotal Assets by Operating Segments	675,422	713,670
Corporate Center and other adjustments	15,375	18,186
Total Assets BBVA Group	690,797	731,856

The profit and main earning figures in the consolidated income statements for the nine months ended September 30, 2017 and 2016 by operating segments are as follows:

				Millions of Euros
		Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Banking Activity in Spain	Non Core Real Estate	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center
September 2017
Net interest income	13,202	2,791	48	1,622	4,078	2,399	2,393	144	(274)
Gross income	18,908	4,733	(18)	2,172	5,317	3,008	3,340	368	(13)
Net margin before provisions (*)	9,522	2,186	(103)	784	3,486	1,873	1,827	141	(673)
Operating profit /(loss) before tax	6,015	1,467	(360)	570	2,208	1,510	1,209	142	(731)
Profit	3,449	1,061	(281)	422	1,616	568	616	101	(654)
September 2016
Net interest income	12,674	2,904	44	1,421	3,829	2,516	2,182	123	(344)
Gross income	18,431	4,946	(29)	2,005	4,952	3,255	3,016	368	(83)
Net margin before provisions (*)	8,882	2,254	(120)	640	3,157	1,981	1,606	118	(753)
Operating profit /(loss) before tax	5,107	1,323	(443)	399	1,943	1,475	1,196	137	(922)
Profit	2,797	933	(315)	298	1,441	464	576	100	(700)

(*)	Gross Income less Administrative costs and Depreciation and Amortization.

6.	Risk management

The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of September 30, 2017 do not differ significantly from those included in the Consolidated Financial Statements of the Group for the year ended December 31, 2016 and in the interim consolidated financial statements for the six months ended June 30, 2017 (see Note 7).

In accordance with IFRS 7, “Financial Instruments: Disclosures” the BBVA Group’s maximum credit risk exposure by headings in the balance sheets as of September 30, 2017 and December 31, 2016 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties:

		Millions of euros
Maximum Credit Risk Exposure	Notes	September 2017	December 2016
Financial assets held for trading		30,006	31,995
Debt securities	8.2	25,256	27,166
Equity instruments	8.2	4,683	4,675
Loans and advances to customers	8.2	67	154
Other financial assets designated at fair value through profit or loss		2,849	2,062
Loans and advances to credit institutions	8.3	656	-
Debt securities	8.3	178	142
Equity instruments	8.3	2,015	1,920
Available-for-sale financial assets		74,642	79,553
Debt securities	8.4	70,576	74,739
Government		56,579	55,047
Credit institutions		4,126	5,011
Other sectors		9,871	14,682
Equity instruments	8.4	4,066	4,814
Loans and receivables		464,115	482,011
Loans and advances to central banks	8.5	9,721	8,894
Loans and advances to credit institutions		26,863	31,416
Loans and advances to customers	8.5	416,241	430,474
Debt securities		11,290	11,226
Held-to-maturity investments	8.6	14,022	17,710
Derivatives (trading and hedging)		48,810	54,122
Total financial assets risk		634,444	667,454
Total loan commitments and financial guarantees	8.21	145,046	168,113
Total Maximum Credit Exposure		779,490	835,567

The table below shows the composition of the impaired financial assets and risks as of September 30, 2017 and December 31, 2016, broken down by heading in the accompanying consolidated balance sheet:

		Millions of euros
Impaired financial assets and contingent risks. Breakdown by type of asset and by sector	Notes	September 2017	December 2016
Available-for-sale financial assets		75	254
Debt securities		75	254
Loans and receivables		20,246	22,943
Loans and advances to credit institutions		8	10
Loans and advances to customers	8.5	20,222	22,915
Debt securities		16	18
Total impaired financial assets		20,321	23,197
Impaired financial guarantees given		710	680
Total impaired financial assets and contingent risks		21,031	23,877

The table below presents the change in the impaired financial assets in the nine-month period ended September 30, 2017 and the year ended December 31, 2016:

	Millions of euros
Changes in Impaired Financial Assets and Contingent Risks	September 2017	December 2016
Balance at the beginning	23,877	26,103
Additions	7,265	11,133
Decreases (*)	(5,810)	(7,633)
Amounts written off	(3,778)	(5,592)
Acquisition of subsidiaries in the year	-	-
Exchange differences and other	(523)	(134)
Balance at the end	21,031	23,877

(*)    Reflects the total amount of impaired loans derecognized from the consolidated balance sheet during the period as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries.

Below is a breakdown of the impairment losses and provisions for contingent risks recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of September 30, 2017 and December 31, 2016, broken down by heading in the accompanying consolidated balance sheets:

		Millions of euros
Impairment Losses and Provisions for Contingent Risks	Notes	September 2017	December 2016
Available-for-sale financial assets		208	333
Equity instruments	8.4	166	174
Debt securities	8.4	43	159
Loans and receivables		14,550	16,034
Debt securities		15	17
Loans and advances to central banks		-	-
Loans and advances to credit institutions		29	43
Loans and advances to customers	8.5	14,506	15,974
Held-to-maturity investments	8.6	11	14
Subtotal		14,770	16,380
Provisions for guarantees given		536	599
Total		15,306	16,979

Below are the changes in the period of nine months ended September 30, 2017 and the year ended December 31, 2016, in the estimated impairment losses:

	Millions of euros
Changes in Impaired Financial Assets	September 2017	December 2016
Balance at the beginning	16,979	19,539
Increase in impairment losses charged to income	7,002	8,797
Decrease in impairment losses charged to income	(3,725)	(4,497)
Acquisition of subsidiaries in the year	-	-
Transfer to written-off loans, exchange differences and other	(4,951)	(6,859)
Balance at the end	15,306	16,979

7.	Fair Value

The criteria and valuation methods used to calculate the fair value of financial assets as of September 30, 2017, do not differ significantly from those included in the Note 8 from the Consolidated Financial Statements for the year ended December 31, 2016 and the Interim Consolidated Financial Statements for the six months ended June 30, 2017.

During the nine months ended September 30, 2017, there is no significant transfer of financial instruments between the different levels, and the changes in measurement are due to the variations in the fair value of the financial instruments.

8.	Balance sheet

8.1	Cash and cash balances at central banks and other demand deposits

		Millions of euros
Cash, cash balances at central banks and other demand deposits	Notes	September 2017	December 2016
Cash on hand		5,430	7,413
Cash balances at central banks		27,652	28,671
Other demand deposits		2,941	3,955
Total Assets		36,023	40,039
Deposits from Central Banks (*)		30,176	30,091
Repurchase agreements		6,030	4,649
Total Liabilities	8.13	36,206	34,740
(*) Includes Accrued Interest

The decrease in the heading “Cash balances at central banks” is mainly due to lower cash balances with the European Central Bank.

8.2	Financial Assets and Liabilities Held-for-Trading

		Millions of euros
Financial Assets and Liabilities Held-for-Trading	Notes	September 2017	December 2016
Derivatives		35,664	42,955
Debt securities	6	25,256	27,166
Issued by Central Banks		1,173	544
Spanish government bonds		4,980	4,840
Foreign government bonds		16,408	18,781
Issued by Spanish financial institutions		200	218
Issued by foreign financial institutions		1,195	1,434
Other debt securities		1,299	1,349
Loans and advances	6	67	154
Equity instruments	6	4,683	4,675
Total Assets		65,670	74,950
Derivatives		36,342	43,118
Short positions		9,010	11,556
Total Liabilities		45,352	54,675

8.3 Financial assets and liabilities designated at fair value through profit or loss

		Millions of euros
Financial assets and liabilities designated at fair value through profit or loss	Notes	September 2017	December 2016
Equity instruments	6	2,015	1,920
Unit-linked products		1,776	1,749
Other securities		239	171
Debt securities	6	178	142
Unit-linked products		157	128
Other securities		21	14
Loans and advances to credit institutions	6	656	-
Total Assets		2,848	2,062
Other financial liabilities		2,372	2,338
Unit-linked products		2,372	2,338
Total Liabilities		2,372	2,338

8.4 Available-for-sale financial assets

		Millions of euros
Available-for-Sale Financial Assets	Notes	September 2017	December 2016
Debt securities	6	70,576	74,739
Issued by Central Banks		2,291	1,659
Spanish government bonds		24,231	22,640
Foreign government bonds		30,057	30,748
Issued by credit institutions		4,126	5,011
Resident		971	1,066
Non-resident		3,155	3,945
Other debt securities		9,577	13,976
Resident		1,198	1,338
Non-resident		8,379	12,637
Accruals and adjustments for hedging derivatives		293	706
Impairment losses	6	(43)	(159)
Subtotal		70,533	74,580
Equity instruments		4,232	4,814
Impairment losses	6	(166)	(174)
Subtotal	6	4,066	4,641
Total		74,599	79,221

8.5 Loans and receivables

		Millions of euros
Loans and receivables	Notes	September 2017	December 2016
Debt securities	6	11,275	11,209
Loans and advances to central banks	6	9,721	8,894
Loans and advances to credit institutions	6	26,834	31,373
Loans and advances to customers	6	401,734	414,500
Mortgage secured loans		135,938	142,269
Other loans secured with security interest		57,988	59,898
Unsecured loans		134,370	134,275
Credit lines		12,303	12,268
Commercial credit		13,892	14,877
Receivable on demand and other		7,714	8,858
Credit cards		14,794	15,238
Finance leases		8,821	9,144
Reverse repurchase agreements		6,606	7,279
Financial paper		1,138	1,020
Impaired assets	6	20,222	22,915
Valuation adjustments		(12,050)	(13,541)
Impairment losses	6	(14,506)	(15,974)
Derivatives – Hedge accounting and others		1,147	1,222
Rest of valuation adjustments		1,309	1,211
Total		449,564	465,977

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets as of September 30, 2017 and December 31, 2016 amounted to €32,231 million and €33,243 million, respectively.

8.6 Held to maturity investments

		Millions of Euros
Held-to-Maturity Investments	Notes	September 2017	December 2016
Domestic Debt Securities		6,073	8,625
Spanish Government and other government agency debt securities		5,843	8,063
Other domestic securities		230	562
Credit institutions		203	494
Other		27	68
Foreign Debt Securities		7,949	9,085
Government and other government agency debt securities		7,017	7,986
Others foreign securities		932	1,099
Credit institutions		869	1,032
Other		63	67
Valuation adjustments	6	(11)	(14)
TOTAL	6	14,010	17,696

8.7 Investments in joint ventures and associates

	Millions of euros
Joint ventures and associates Breakdown by entities	September 2017	December 2016
Joint ventures	265	229
Associates	1,319	536
Total	1,584	765

The variance in the heading “Associates” corresponds mainly due to the increase of BBVA, S.A.’s stake in Testa Residencial through its contribution to the capital increase carried out by the latter entity by contributing assets from the Bank’s real estate assets (see Note 8.12).

8.8 Tangible assets

	Millions of euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Depreciation and impairments	September 2017	December 2016
Property plant and equipment
For own use
Land and Buildings	5,921	6,179
Work in Progress	231	240
Furniture, Fixtures and Vehicles	6,921	7,059
Accumulated depreciation	(5,677)	(5,579)
Impairment	(375)	(381)
Subtotal	7,020	7,519
Leased out under an operating lease
Assets leased out under an operating lease	460	958
Accumulated depreciation	(78)	(215)
Impairment	-	(11)
Subtotal	382	732
Subtotal	7,403	8,250
Investment property
Building rental	934	1,119
Other	39	44
Accumulated depreciation	(58)	(64)
Impairment	(354)	(408)
Subtotal	560	691
Total	7,963	8,941

8.9 Intangible assets

	Millions of euros
Intangible Assets	September 2017	December 2016
Goodwill	6,268	6,937
Other intangible assets	2,475	2,849
Total	8,743	9,786

The variance in the heading “Goodwill” is as a result of exchange differences. The variance in the heading “Other intangible assets” is mainly due to amortizations during the period.

8.10 Tax assets and liabilities

	Millions of euros
Tax assets and liabilities	September 2017	December 2016
Tax assets	17,292	18,245
Current tax assets	1,921	1,853
Deferred (*)	15,370	16,391
Tax Liabilities	3,628	4,668
Current tax liabilities	941	1,276
Deferred tax liabilities	2,687	3,392

(*) Includes guaranteed deferred assets totaling €9,438 and €9,431 million as of September 30, 2017 and December 31, 2016, respectively.

In accordance with IAS 34, income tax expense is recognized in each interim period based on the Group’s best estimate of the weighted average annual income tax rate expected for the full financial year.

8.11 Other assets and liabilities

	Millions of euros
Other assets and liabilities Breakdown by nature	September 2017	December 2016
ASSETS
Inventories	2,719	3,298
Real estate	2,691	3,268
Others	28	29
Transactions in progress	174	241
Accruals	821	723
Prepaid expenses	566	518
Other prepayments and accrued income	255	204
Insurance contracts linked to pensions	-	-
Other items	3,307	3,012
Total Assets	7,022	7,274
LIABILITIES
Transactions in progress	288	127
Accruals	2,821	2,721
Accrued expenses	2,190	2,125
Other accrued expenses and deferred income	631	596
Other items	2,269	2,131
Total Liabilities	5,378	4,979

8.12 Non-current assets and disposal groups classified as held for sale

	Millions of euros
Non-current assets and disposal groups classified as held for sale	September 2017	December 2016
Foreclosures and recoveries	3,817	4,225
Other assets from tangible assets	303	1,181
Business assets	29	40
Accumulated amortization (*)	(41)	(116)
Impairment losses	(1,319)	(1,727)
Total	2,789	3,603

(*) Represents the amortization prior to reclassification to non-current assets and disposal groups held for sale.

Decrease in this heading is mainly due to the contribution of real estate assets used to increase BBVA’s participation in Testa Residencial (see Note 8.7) as disclosed earlier, and sales of foreclosed assets.

8.13 Financial liabilities at amortized cost

		Millions of euros
Financial liabilities measured at amortised cost	Notes	September 2017	December 2016
Deposits		477,792	499,706
Deposits from Central Banks	8 .1	36,206	34,740
Deposits from Credit Institutions	8.13.1	48,721	63,501
Customer deposits	8.13.2	392,865	401,465
Debt securities issued	8.13.3	69,285	76,375
Other financial liabilities	8.13.4	12,212	13,129
Total		559,289	589,210

8.13.1 Deposits from credit institutions

		Millions of euros
Deposits from credit institutions	Notes	September 2017	December 2016
Reciprocal accounts		143	165
Term deposits		26,213	30,286
Demand deposits		4,742	4,435
Repurchase agreements		17,482	28,421
Other deposits		19	35
Subtotal		48,599	63,342
Accrued interest until expiration		122	160
Total	8.13	48,721	63,502

8.13.2 Customer deposits

		Millions of euros
Customer deposits	Notes	September 2017	December 2016
General Governments		24,090	21,359
Current accounts		145,309	123,401
Savings accounts		75,201	88,835
Time deposits		133,957	153,123
Repurchase agreements		12,244	13,491
Subordinated deposits		182	233
Other accounts		645	329
Valuation adjustments		1,235	694
Total	8.13	392,865	401,465

8.13.3 Debt securities issued

		Millions of euros
Debt securities issued	Notes	September 2017	December 2016
In Euros
Promissory bills and notes		432	841
Non-convertible bonds and debentures		9,540	8,422
Mortgage Covered bonds		17,555	23,869
Hybrid financial instruments		543	450
Securitization bonds issued by the Group		3,236	3,548
Other securities		-	-
Accrued interest and others (*)		465	1,518
Subordinated liabilities		8,454	6,972
Convertible		4,500	4,000
Convertible perpetual securities		4,500	4,000
Non-convertible		3,916	2,852
Preferred Stock		120	359
Other subordinated liabilities		3,797	2,493
Accrued interest and others (*)		37	120
In Foreign Currencies
Promissory bills and notes		473	377
Non-convertible bonds and debentures		14,522	14,924
Mortgage Covered bonds		336	147
Hybrid financial instruments		2,170	2,030
Other securities associated to financial activities		-	-
Securitization bonds issued by the Group		2,581	2,977
Other securities		-	-
Accrued interest and others (*)		340	288
Subordinated liabilities		8,638	10,016
Convertible		1,309	1,487
Convertible perpetual securities		1,309	1,487
Non-convertible		7,026	8,134
Preferred Stock		77	629
Other subordinated liabilities		6,949	7,505
Accrued interest and others (*)		302	394
Total	8.13	69,285	76,375

(*) Hedging transactions and issuance expenses.

The variance for the nine months ended September 30, 2017 in the heading “Debt securities issued” corresponds mainly to the maturity of Mortgage Covered bonds issued by BBVA S.A.

8.13.4 Other financial liabilities

		Millions of euros
Other financial liabilities	Notes	September 2017	December 2016
Creditors for other financial liabilities		3,407	3,465
Collection accounts		2,963	2,768
Creditors for other payment obligations		5,243	6,370
Dividend payable but pending payment		599	525
Total	8.13	12,212	13,128

8.14 Liabilities under insurance and reinsurance contracts

	Millions of euros
Liabilities under Insurance and Reinsurance Contracts Technical Reserves and Provisions	September 2017	December 2016
Technical reserves	8,320	7,813
Provision for unpaid claims reported	681	691
Provisions for unexpired risks and other provisions	663	635
Total	9,665	9,139

8.15 Provisions

	Millions of euros
Provisions. Breakdown by concepts	September 201 7	December 2016
Pensions and other post employment defined benefit obligations	5,384	6,025
Other long term employee benefits	62	69
Pending legal issues and tax litigation	814	418
Commitments and guarantees given	827	950
Other provisions (*)	729	1,609
Total	7,816	9,071

(*) Individually insignificant provisions or contingencies in different geographies.

8.16 Pension and other post-employment commitments

Employees are covered by defined contribution for the majority of active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income for the nine month periods ended September 30, 2017 and 2016 are as follows:

		Millions of euros
Consolidated Income Statement Impact	Notes	September 2017	September 2016
Interest income and expenses		56	77
Personnel expenses		125	118
Defined contribution plan expense	9.8.1	76	67
Defined benefit plan expense	9.8.1	49	51
Provisions (net)	9.10	263	277
Total impact on Income Statement: Expense (Income)		444	472

8.17 Capital

As of September 30, 2017, BBVA’s share capital amounted to €3,267,264,424.20 divided into 6,667,886,580 shares fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.

8.18 Retained earnings, revaluation reserves and other reserves

	Millions of euros
Retained earnings, revaluation reserves and other reserves	September 2017	December 2016
Retained earnings	25,585	23,688
Revaluation reserves	14	20
Other reserves	(43)	(67)
Total	25,556	23,641

8.19 Accumulated other comprehensive income (loss)

	Millions of euros
Accumulated other comprehensive income (loss)	September 2017	December 2016
Items that will not be reclassified to profit or loss	(1,038)	(1,095)
Actuarial gains or (losses) on defined benefit pension plans	(1,038)	(1,095)
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognised income and expense of investments in subsidiaries, joint ventures and associates	-	-
Other adjustments	-	-
Items that may be reclassified to profit or loss	(6,918)	(4,363)
Hedge of net investments in foreign operations [effective portion]	(317)	(118)
Foreign currency translation	(7,520)	(5,185)
Hedging derivatives. Cash flow hedges [effective portion]	(27)	16
Available-for-sale financial assets	973	947
Non-current assets and disposal groups classified as held for sale	-	-
Share of other recognised income and expense of investments in subsidiaries, joint ventures and associates	(27)	(23)
Total	(7,956)	(5,458)

8.20 Minority interest (non-controlling interests)

	Millions of euros
Non-Controlling Interests Breakdown by Subsidiaries	September 2017	December 2016
Garanti Group	5,039	6,157
BBVA Banco Continental Group	1,010	1,059
BBVA Banco Francés Group	434	243
BBVA Chile Group	377	377
BBVA Colombia Group	63	67
BBVA Banco Provincial Group	79	97
Other entities	67	64
Total	7,069	8,064

The decrease in the heading “Minority interest” corresponds to the acquisition of the 9.95% of Garanti Group (see Note 3).

	Millions of euros
Attributable to minority interest (non-controlling interests) Breakdown by Subsidiaries	September 2017	September 2016
Garanti Group	634	708
BBVA Banco Continental Group	150	140
BBVA Banco Francés Group	70	49
BBVA Chile Group	36	26
BBVA Colombia Group	4	6
BBVA Banco Provincial Group	-	(11)
Other entities	2	6
Total	896	925

8.21 Guarantees given and contingent commitments

		Millions of euros
Guarantees given and contingent commitments	Notes	September 2017	December 2016
Guarantees given		45,489	50,540
Contingent commitments		99,557	117,573
Total	6	145,046	168,113

8.22 Off-balance sheet customer funds

	Millions of euros
Off-Balance Sheet Customer Funds by Type	September 2017	December 2016
Mutual funds	60,868	55,037
Pension funds	33,615	33,418
Customer portfolios	39,948	40,805
Other resources	3,293	2,831
Total	137,724	132,092

9.	Income statement

9.1 Net Interest income

9.1.1 Interest income

	Millions of euros
Interest Income Breakdown by Origin	September 2017	September 2016
Central Banks	250	156
Loans and advances to credit institutions	226	159
Loans and advances to customers	16,671	16,095
General governments	221	317
Domestic	2,143	2,251
Foreign	14,306	13,528
Debt securities	2,843	3,173
Held for trading	957	745
Other portfolios	1,886	2,429
Adjustments of income as a result of hedging transactions	(197)	(296)
Insurance activity	967	869
Other income	701	478
Total	21,461	20,636

9.1.2 Interest expenses

	Millions of euros
Interest Expenses Breakdown by Origin	September 2017	September 2016
Central banks	88	162
Deposits from credit institutions	1,090	1,016
Customers deposits	4,543	4,346
Debt securities issued	1,641	1,753
Adjustments of expenses as a result of hedging transactions	(375)	(420)
Cost attributable to pension funds	87	91
Insurance activity	693	593
Other expenses	492	419
Total	8,259	7,961

9.2 Dividend income

	Millions of euros
Dividend Income	September 2017	September 2016
Dividends from:
Financial assets held for trading	127	131
Available-for-sale financial assets	120	204
Other	-	1
Total	247	336

9.3 Share of profit or loss of investments in entities accounted for using the equity method

Net income from “Investments in Entities Accounted for Using the Equity Method” resulted in a negative impact of €1 million for the nine months ended September 30, 2017 compared with the positive impact of €18 million recorded for the nine months ended September 30, 2016.

9.4 Fee and commissions income and expenses

	Millions of euros
Fee and Commission Income	September 2017	September 2016
Bills receivables	35	40
Demand accounts	375	351
Credit and debit cards	2,116	1,998
Checks	157	152
Transfers and others payment orders	440	422
Insurance product commissions	145	132
Commitment fees	180	178
Contingent risks	299	301
Asset Management	680	627
Securities fees	312	257
Custody securities	92	92
Other fees and commissions	531	496
Total	5,364	5,046

	Millions of euros
Fee and Commission Expense	September 2017	September 2016
Credit and debit cards	1,084	946
Transfers and others payment orders	77	75
Commissions for selling insurance	43	45
Other fees and commissions	454	422
Total	1,658	1,489

9.5 Gains or losses on financial assets and liabilities and exchange differences

	Millions of euros
Gains or (losses) on financial assets and liabilities and exchange differences	September 2017	September 2016
Gains or (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	748	992
Available-for-sale financial assets	689	908
Loans and receivables	85	81
Other	(26)	4
Gains or (losses) on financial assets and liabilities held for trading, net	389	180
Gains or (losses) on financial assets and liabilities designated at fair value through profit or loss, net	(70)	50
Gains or (losses) from hedge accounting, net	(188)	(56)
Subtotal Gains or (losses) on financial assets and liabilities	880	1,166
Exchange Differences	536	587
Total	1,416	1,753

	Millions of euros
Gains or (losses) on financial assets and liabilities Breakdown by nature of the Financial Instrument	September 2017	September 2016
Debt instruments	435	681
Equity instruments	818	133
Loans and advances to customers	78	51
Trading derivatives and hedge accounting	(346)	254
Customer deposits	(131)	22
Other	25	25
Total	880	1,166

9.6 Other operating income and expenses

	Millions of euros
Other operating income	September 2017	September 2016
Gains from sales of non-financial services	941	623
Of which: Real estate	753	408
Rest of other operating income	253	350
Of which: net profit from building leases	49	57
Total	1,194	972

	Millions of euros
Other operating expense	September 2017	September 2016
Change in inventories	769	446
Of Which: Real estate	710	368
Rest of other operating expenses	913	1,198
Total	1,682	1,644

9.7 Income and expenses on insurance and reinsurance contracts

	Millions of euros
Income and expense on insurance and reinsurance contracts	September 2017	September 2016
Income from insurance and reinsurance contracts	2,564	2,741
Expense from insurance and reinsurance contracts	(1,737)	(1,977)
Total	827	764

9.8	Administration costs

9.8.1	Personnel expenses

		Millions of euros
Personnel Expenses	Notes	September 2017	September 2016
Wages and salaries		3,851	3,908
Social security costs		585	601
Defined contribution plan expense	8.16	76	67
Defined benefit plan expense	8.16	49	51
Other personnel expenses		370	397
Total		4,931	5,025

9.8.2	Other administrative expenses

	Millions of euros
Other Administrative Expenses	September 2017	September 2016
Technology and systems	508	509
Communications	210	230
Advertising	278	299
Property, fixtures and materials	787	819
Of which: Rent expenses (*)	445	470
Taxes other than income tax	346	325
Other expenses	1,270	1,281
Total	3,398	3,463

(*)	The consolidated companies do not expect to terminate the lease contracts early.

9.9	Depreciation and amortization

	Millions of euros
Depreciation and amortization	September 2017	September 2016
Tangible assets	528	509
For own use	518	493
Investment properties	10	16
Assets leased out under operating lease	-	-
Other Intangible assets	529	552
Total	1,057	1,061

9.10	Provisions or reversal of provisions

		Millions of euros
Provisions or reversal of provisions	Notes	September 2017	September 2016
Pensions and other post employment defined benefit obligations	8.16	263	277
Other long term employee benefits		-	-
Commitments and guarantees given		(92)	17
Pending legal issues and tax litigation		286	40
Other Provisions		108	128
Total		564	463

9.11	Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss

	Millions of euros
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	September 2017	September 2016
Financial assets measured at cost	-	26
Available-for-sale financial assets	(13)	126
Debt securities	(13)	116
Equity instruments	-	10
Loans and receivables	2,931	2,962
Of which: Recovery of written-off assets	393	366
Held to maturity investments	(1)	-
Total	2,917	3,114

9.12	Impairment or reversal of impairment on non-financial assets

	Millions of euros
Impairment or reversal of impairment on non-financial assets	September 2017	September 2016
Tangible assets	15	67
Intangible assets	9	3
Others	90	102
Total	114	172

9.13	Gains or (losses) on derecognition of non financial assets and subsidiaries, net

	Millions of euros
Gains or (losses) on derecognition of non financial assets and subsidiaries, net	September 2017	September 2016
Gains
Disposal of investments in non-consolidated subsidiaries	29	41
Disposal of tangible assets and other	53	46
Losses:
Disposal of investments in non-consolidated subsidiaries	(25)	-
Disposal of tangible assets and other	(25)	(33)
Total	32	54

9.14	Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

	Millions of euros
Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	September 2017	September 2016
Gains on sale of real estate	49	33
Impairment of non-current assets held for sale	(73)	(129)
Gains on sale of investments classified as non current assets	82	16
held for sale
Gains on sale of equity instruments classified as non current	-	-
assets held for sale
Total	58	(80)

10.	Subsequent events

From October 1, 2017 to the date of preparation of these consolidated financial statements, no subsequent events requiring disclosure in these interim financial statements have taken place that significantly affect the Group’s earnings or its equity position, except the one mentioned in Note 4 concerning the Dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 7, 2017	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Global Head of Accounting & Supervisors